Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2021

AEGON N.V.

Aegonplein

50 2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 12, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 12, 2021	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

The Hague – May 12, 2021

Aegon reports first quarter 2021 results

Strong progress on expense savings program and plans to improve risk profile

•	Net result of EUR 386 million in the first quarter of 2021 reflects increased operating result and benign credit environment

•	Operating result increases by 20% to EUR 431 million, mainly driven by expense savings and higher equity markets, partly offset by adverse claims experience in the United States mostly due to COVID-19

•	Cash Capital at Holding amounts to EUR 1.2 billion, in the upper half of Aegon’s target range; capital ratios of all three main units are around or above their respective operating levels

•	Free cash flow of EUR 75 million in the first quarter of 2021 compared with EUR 61 million in the first quarter of 2020

•	Significantly reduced interest rate risk in the United States. On track to expand dynamic hedge to the US legacy variable annuity block in the second half of 2021

Statement of Lard Friese, CEO

“We have made early progress toward delivering on our strategic priorities, and I am encouraged to see this reflected in our first quarter results. Despite the pandemic, our employees remain committed to support our customers and business partners. I continue to be deeply impressed by the energy that they bring to transform Aegon into a more focused, high-performance company.

The first quarter of 2021 saw an increase in the operating result driven by improvements in the United States, the Netherlands and Asset Management. So far, we have reduced the addressable expense base across the Group by EUR 136 million and are on track to deliver half of our 2023 target of EUR 400 million expense savings by the end of 2021. Our balance sheet remains strong, with the capital ratios of all three main units and the Holding around or above their operating levels.

We have made solid progress on our plans to transform Aegon. During the first quarter, we further increased our strategic focus by divesting the Transamerica Ventures fund and closing the sale of Stonebridge.

In our Strategic Assets, we continue to invest in new products, product distribution and customer service. In the first quarter, we gained momentum from improved sales performance in each of our core markets. A prime example is in the US Individual Solutions business, where we grew the number of licensed agents in our main distribution channel by 18%, and saw increases in our market share there as a consequence of new product introductions.

We have also taken concrete actions to improve our risk profile, already executing on more than half of our plan to reduce interest rate risk in the United States. Furthermore, we took advantage of higher interest rates to implement a new interest rate hedge as an important step towards expanding the dynamic hedge to our legacy variable annuity block in the United States.

We have made steady progress managing our Financial Assets during the first quarter. In our US business, we reduced the sensitivity of our Variable Annuities business to interest rates, and so far have achieved one third of the targeted Long Term Care rate increases.

While ongoing global uncertainty remains, we’ve also begun to see the successful rollout of vaccination programs in most of the markets in which we operate, giving renewed hope to many, as we continue on the path out of the pandemic. Our hearts especially go out to our colleagues, customers, business partners and the broader communities in India and Brazil that are struggling with the devastating challenges of COVID-19. Looking to the future, I am confident in the strength of our business, our strategy, and the unwavering commitment of our employees to continue delivering on our plans.”

Note: All comparisons in this release are against 1Q 2020, unless stated otherwise. See page 7 of this press release for a full financial overview.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0214
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9434
The Netherlands: +31 20 703 8259
Passcode: 1015124

The Hague – May 12, 2021

Strategic highlights

Aegon N.V.

Strategic highlights - Focus. Execute. Deliver.

Key performance indicators

					unaudited
	Q1 2021	Q1 2020%		Q4 2020%
Addressable expenses ¹	2,852	3,066	(7)	2,911	(2)
Change compared to FY 2019	(203)	10	n.m.	(144)	(41)
Strategic Assets
Americas Individual Solutions - Life, US
New business strain (USD million)	73	75	(2)	87	(16)
New life sales (USD million)	83	66	27	83	—
MCVNB (USD million)	68	37	83	60	13
Americas Workplace Solutions - Retirement Plans Middle-Market
Net deposits (USD million)	194	(63)	n.m.	(428)	n.m.
Written sales (USD million)	1,124	887	27	1,181	(5)
The Netherlands
Mortgage origination (EUR million)	3,031	2,540	19	2,835	7
Workplace Solutions net deposits (EUR million)	173	152	14	310	(44)
Net growth Knab customers (‘000s of customers)	10.7	5.2	n.m.	8.2	30
United Kingdom
Platform expenses / AuA	22 bps	25 bps		23 bps
Annualized revenues gained/(lost) on net deposits (GBP million)	(2)	(2)	24	(4)	60
Workplace net deposits (GBP million)	295	410	(28)	(486)	n.m.
Retail net deposits (GBP million)	(42)	(262)	84	(310)	87

Growth Markets (Spain & Portugal, China, Brazil)
New life sales (EUR million)	65	70	(8)	45	42
MCVNB (Life) (EUR million)	32	26	21	32	(2)
New premium production (P&C and A&H) (EUR million)	29	20	46	28	3

Asset Management - Global Platforms
Operating margin (%)	12.6%	8.7%	45	16.2%	(22)
Net deposits (EUR million)	(3,572)	3,303	n.m.	4,763	n.m.
of which third party (EUR million)	138	(1,671)	n.m.	997	(86)
Annualized revenues gained/(lost) on net deposits (EUR million)	—	—	n.m.	2	n.m.

Financial Assets
Americas - Variable Annuities
Capital generation (USD million)	76	(1,649)	n.m.	567	(87)
Dynamic hedge effectiveness ratio (%)	98%	100%	(2)	98%	—
Americas - Long-Term Care
Capital generation (USD million)	79	24	n.m.	36	n.m.
Actual to expected claim ratio (%) (IFRS)	43%	85%	(50)	70%	(39)
NPV of rate increases approved since end-2020 (USD million)	112	n/a		n/a
The Netherlands - NL Life
Operating capital generation (EUR million)	27	46	(41)	13	n.m.
Remittances to Aegon NL (EUR million)	25	121	(79)	25	—
Solvency II ratio (%)	149%	231%	(36)	159%	(7)

1.	Trailing four quarters in constant currency, EUR million.

1Q 2021 Results - 2

The Hague – May 12, 2021

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the Group. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside its core and growth markets, and re-allocate capital to growth opportunities in the Strategic Assets, growth markets and Asset Management. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan comprised of more than 1,100 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins and growing profitably. In the trailing four quarters, expense savings initiatives have led to a reduction in addressable expenses by EUR 136 million compared with the addressable expenses in the base year 2019. A total of 418 initiatives have been executed between the launch of the operational improvement plan and the end of the first quarter 2021, of which 342 are related to expense savings. Based on the progress to date, Aegon remains on track to deliver half of the 2023 target of EUR 400 million reduction in addressable expenses by the end of 2021. Aegon is also starting to see the benefits from the growth initiatives, which are aimed at improving customer service, enhancing user experience and developing new products. The company will continue at pace in its execution of the expense and growth initiatives.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon will invest in profitable growth by expanding its customer base and increasing its margins.

In the US Individual Solutions business, Transamerica’s aim is to achieve a top-5 position in Term Life, Whole Life Final Expense, and Indexed Universal Life through profitable sales growth. New life sales in the first quarter of 2021 amounted to USD 83 million, which represents an increase of 27% compared with the same period last year. This was mainly driven by an increase in new sales of Indexed Universal Life. Transamerica is benefiting from an 18% increase in licensed agents at World Financial Group (WFG) and a higher market share in this affiliate distribution channel from the addition of a funeral planning benefit to Indexed Universal Life products for qualifying life insurance policyholders. Transamerica developed this new benefit to provide grieving beneficiaries valuable resources in helping the insured person’s family plan end-of-life services. The market consistent value of new business for Life increased by 83% compared with the same period last year to USD 68 million in the first quarter of 2021. This was in part driven by a more favorable product mix resulting from the addition of the funeral planning benefit.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the Middle-Market segment of Retirement Plans. Momentum is building here with written sales of USD 1.1 billion in the first quarter of 2021, representing an increase of 27% compared with the same period last year. This increase was supported by contract wins in the Pooled Plan Arrangements, which is a strategic growth driver. Middle-Market net deposits in the first quarter amounted to USD 194 million, an improvement compared with USD 63 million net outflows in the same period last year. This improvement reflects increased customer deposits generated through existing advisors following targeted campaigns.

1Q 2021 Results - 3

The Hague – May 12, 2021

Aegon is the largest third-party mortgage originator in the Netherlands, benefiting from its scale, high service levels to intermediaries and customers, and diversified funding. In the first quarter of 2021, the company originated EUR 3.0 billion of residential mortgages, while further increasing its customer relational NPS scores. This volume was in part driven by the strong housing market and the increased demand for mortgage refinancing in light of the current interest rate environment. Two thirds thereof consisted of fee-based mortgages originated for third-party investors. On March 31, 2021, Aegon successfully priced a EUR 657 million residential mortgage-backed securitization to further diversify its mortgage funding. The transaction was oversubscribed three times by investors.

Net deposits for the Workplace Solutions defined contribution products (PPI) in the Netherlands increased by 14% to EUR 173 million in the first quarter of 2021. Aegon’s defined contribution offering is low-cost thanks to the scale of its administration subsidiary, TKP. Aegon expects its online bank Knab to continue its development into a digital gateway for individual retirement solutions. In the first quarter of 2021, the online bank grew its customer base by 11,000 and over 90% of all its customers are using the bank’s mobile app.

In the first quarter of 2021, Aegon’s business in the United Kingdom achieved record gross deposits across the business excluding the Institutional channel, with significant contributions from both the Workplace and Retail channels in the platform. Net deposits in Workplace remained positive at GBP 295 million. There have been a number of notable Workplace proposition enhancements in recent months, and downloads of Aegon’s Workplace app surpassed 20,000 following its recent launch. Net outflows in Retail amounted to GBP 42 million, which is a significant improvement compared with the first quarter of 2020. This resulted from platform proposition enhancements and strong investor sentiment. Aegon aims to mitigate the top-line impact from the gradual run-off of its traditional product portfolio – which is the driver behind annualized revenues lost for the first quarter – by profitably growing its platform business, and by reducing expenses. Expense initiatives and the favorable impact from market movements on assets have led to an improvement in efficiency with platform expenses over assets under administration decreasing by 3 basis points compared with the first quarter of last year to 22 basis points.

Financial Assets

Financial Assets are blocks of business which have closed or will be closed for new sales, and which are capital intensive with relatively low returns on capital employed. Aegon has established dedicated teams to manage these businesses, who are responsible for maximizing their value through disciplined risk management and capital management actions.

In December 2020, Aegon announced that Transamerica would stop selling variable annuities with significant interest rate sensitive living and death benefit riders, fixed index annuities, and stand-alone individual Long-Term Care. At the end of March 2021, Transamerica had closed the impacted annuity products to new sales and stopped accepting applications for individual standalone Long-Term Care policies. Transamerica will continue to serve the retirement needs of individuals with products like accumulation variable annuities with limited interest rate sensitivity. To this end the company recently launched the Transamerica Principal OptimizerSM rider. This is a product that offers customers protection of their principal investment combined with the potential of investment growth.

In the first quarter of 2021, Transamerica continued its successful track record of dynamically hedging the in-force block of variable annuity business with guaranteed minimum withdrawal benefits (GMWB) for equity and interest rate risk, with a hedge effectiveness of 98%. The company expects to expand the dynamic hedge program to its legacy variable annuities block with income and death benefit riders in the second half of 2021.

The primary management action regarding Transamerica’s Long-Term Care block is a rate increase program with a value of USD 300 million. In the first quarter of 2021, the company obtained regulatory approvals for rate increases worth USD 112 million. Furthermore, claims experience developed favorably for the Long-Term Care business as a result of increased claims terminations due to the impact of the COVID-19 pandemic, leading to an actual to expected claims experience of 43% for the first quarter of 2021. As soon as the impacts of the COVID-19 pandemic subside, Aegon expects the number of new Long-Term Care claims to revert to normal levels.

The newly established team that is dedicated to managing the Dutch Life business is actively managing risks and the capital positions to enhance the consistency of remittances to the Group. The business implemented a quarterly remittance policy in the fourth quarter of 2020, and again remitted EUR 25 million in the first quarter of 2021. The Solvency II ratio of the Dutch Life business stood at 149% at the end of the first quarter, which is around the operating level of 150%.

1Q 2021 Results - 4

The Hague – May 12, 2021

Growth Markets and Asset Management

In its Growth Markets, Aegon will continue to invest in profitable growth. In the first quarter of 2021 the market consistent value of new business (MCVNB) from life products increased by 21% to EUR 32 million. This was mainly driven by a more favorable business mix in China. New premium production for property & casualty and accident & health insurance increased by EUR 9 million to EUR 29 million as a result of new products launched in Spain & Portugal.

Aegon Asset Management aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Third-party net deposits on the Global Platforms were EUR 0.1 billion in the first quarter of 2021, driven by strong net deposits on the Fixed income platform, and continues to build on Aegon’s track record of positive third-party net deposits. The operating margin of its Global Platforms increased by 4 percentage points compared with the first quarter of 2020. To reduce expenses and enhance the quality of customer service, Aegon Asset Management migrated the administration of its fiduciary business from a dedicated platform to existing systems used in other parts of its business.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

In January 2021, together with its joint venture partner, Aegon decided to cease funding of GoBear, a digital financial supermarket in Southeast Asia. Subsequently, GoBear’s brand and e-lending business have been sold to different strategic buyers so as to achieve a controlled and swift exit from the business. These transactions will not have a material impact on the company’s capital position and results.

On March 1, 2021, Aegon announced the completion of the sale of Stonebridge, a UK-based provider of accident insurance products, to Global Premium Holdings group, part of Embignell group. Proceeds of GBP 35 million were received in the second half of 2020 and GBP 23 million in the first quarter of 2021. The total proceeds are equal to one times Stonebridge’s Solvency II Own Funds at year-end 2019.

On March 31, 2021, Transamerica announced that it had reached an agreement to sell its portfolio of fintech and insurtech companies to Swiss-based private equity firm Montana Capital Partners. Following the transaction, Transamerica will continue to work with the portfolio companies. The transaction closed on April 27, 2021 and will have a positive impact on Cash Capital at the Holding in the second quarter of 2021.

Aegon has taken note of an announcement issued by Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) on April 7, 2021. The announcement issued by VIG reads as follows: “Acquisition of the Aegon entities prevented by Hungary for the moment. VIENNA INSURANCE GROUP AG Wiener Versicherung Gruppe received a decree yesterday afternoon in which the Hungarian Ministry of the Interior announced that the intended acquisition by a foreign investor of the Aegon companies in Hungary is denied. As part of the approval process, Vienna Insurance Group has been in constructive talks with the responsible Hungarian Minister of Finance since January 2021. The decree is in contradiction with the course of the talks to date. Vienna Insurance Group expects that this issue will be resolved positively in the near future.” Aegon will continue to work with VIG to close the transaction.

1Q 2021 Results - 5

The Hague – May 12, 2021

Strengthening the balance sheet

Aegon aims to continue strengthening its balance sheet, and is taking proactive management actions to improve its risk profile and reduce the volatility of its capital ratios.

At the Capital Markets Day on December 10, 2020, Aegon announced its plans to reduce its economic interest rate exposure in the United States by one third to one half to lessen its dependency on financial markets and improve its risk profile. At the end of the first quarter of 2021, Aegon had already executed more than half of this plan through management actions, primarily by lengthening the duration of its asset portfolio. Furthermore, Aegon has taken advantage of higher interest rates in the United States by implementing a macro interest rate hedge in the second half of March 2021 at the prevailing interest rates. This hedge covers part of Aegon’s remaining economic interest rate exposure, representing approximately one third of the interest rate exposure associated with the legacy variable annuity block with income and death benefit riders. This measure will mitigate the potential capital impact from the expansion of Aegon’s dynamic hedge to the legacy variable annuity block, were interest rates to decline from those levels. Aegon is making good progress on the expansion of the dynamic hedge. At its second quarter 2021 results, Aegon will provide an update on the plans for implementation of the expansion of the dynamic hedge.

1Q 2021 Results - 6

The Hague – May 12, 2021

Financial highlights

Financial overview		unaudited
EUR millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Americas		163	129	27	259	(37)
The Netherlands		184	154	19	168	10
United Kingdom		39	44	(11)	32	24
International		28	49	(42)	39	(28)
Asset Management		75	38	99	53	41
Holding and other activities		(59)	(56)	(5)	(71)	18

Operating result	1	431	358	20	479	(10)
Fair value items		3	1,377	(100)	(524)	n.m.
Realized gains / (losses) on investments		31	14	n.m.	76	(59)
Net impairments		16	(59)	n.m.	(23)	n.m.

Non-operating items		50	1,333	(96)	(471)	n.m.
Other income / (charges)		1	(162)	n.m.	368	(100)
Result before tax		482	1,529	(68)	376	28
Income tax		(96)	(258)	63	(105)	9

Net result		386	1,270	(70)	271	43

Net result attributable to:
Owners of Aegon N.V.		383	1,270	(70)	262	47
Non-controlling interests		3	—	n.m.	9	(68)
Operating result after tax		357	310	17	409	(13)

Return on equity	4	8.8%	6.9%	28	10.3%	(14)

Operating expenses	8	954	991	(4)	924	3
of which addressable expenses		691	790	(12)	711	(3)

Americas		11,013	12,402	(11)	7,772	42
The Netherlands		4,488	3,728	20	6,168	(27)
United Kingdom		4,061	2,994	36	174	n.m.
International		11	87	(87)	82	(86)
Asset Management		39,778	32,706	22	30,402	31
Total gross deposits	9	59,351	51,917	14	44,597	33

Americas		(3,609)	(1,514)	n.m.	(5,406)	33
The Netherlands		204	119	71	911	(78)
United Kingdom		686	(217)	n.m.	(4,149)	n.m.
International		6	38	(83)	38	(83)
Asset Management		3,119	613	n.m.	3,157	(1)

Total net deposits / (outflows)	9	407	(960)	n.m.	(5,449)	n.m.

Americas		98	88	11	97	1
The Netherlands		21	26	(21)	22	(4)
United Kingdom		8	12	(35)	7	10
International		54	81	(33)	52	4

New life sales (recurring plus 1/10 single)	2,9	181	208	(13)	178	2
New premium production accident & health insurance		55	74	(25)	31	80
New premium production property & casualty insurance		25	36	(30)	32	(21)
Market consistent value of new business	3	166	100	67	101	64

Note: In 2021, the result of Central & Eastern Europe has been reclassified from operating result to Other income following the announced divestment of the business.

1Q 2021 Results - 7

The Hague – May 12, 2021

Aegon N.V.

Leverage

			unaudited
	Quarterly
	Q1 2021	Q1 2020	Q4 2020
Gross financial leverage (EUR millions)	6,080	6,708	5,969
Gross financial leverage ratio (%)	26.7%	26.6%	27.9%

Aegon N.V.

Cash Capital at Holding

			unaudited
	Quarterly
EUR millions	Q1 2021	Q1 2020	Q4 2020
Beginning of period	1,149	1,192	1,555
Americas	17	16	29
The Netherlands	25	100	75
United Kingdom	49	—	—
International	24	—	29
Asset Management	—	—	14
Holding and other activities	—	—	20
Gross remittances	115	116	167
Funding and operating expenses	(41)	(56)	(105)

Free cash flow	75	61	61

Divestitures	21	153	—
Capital injections	(50)	(21)	(3)
Capital flows from / (to) shareholders	—	—	(59)
Net change in gross financial leverage	—	—	(411)
Other	(4)	(7)	7

End of period	1,191	1,379	1,149

Aegon N.V.

Capital ratios

				unaudited
	Notes	March 31, 2021	March 31, 2020	Dec. 31, 2020
US RBC Ratio		428%	376%	432%
NL Life Solvency II ratio		149%	231%	159%
Scottish Equitable plc (UK) Solvency II ratio		158%	151%	156%
Aegon Bank Core Tier-1 ratio

Eligible Own Funds		18,810	18,414	18,582
Consolidated Group SCR		9,676	8,858	9,473
Aegon N.V. Solvency II ratio	10, 11	194%	208%	196%

Eligible Own Funds to meet MCR		7,869	8,871	7,888
Minimum Capital Requirement (MCR)		2,274	2,138	2,326
Aegon N.V. MCR ratio		346%	415%	339%

1Q 2021 Results - 8

The Hague – May 12, 2021

Capital generation

		unaudited
EUR millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Earnings on in-force*		218	210	4	367	(41)
Release of required		239	259	(8)	227	5
New business strain		(234)	(230)	(2)	(212)	10

Operating capital generation*		223	238	(6)	381	(41)
One time items*		107	232	(54)	(115)	n.m.
Market impacts		(358)	343	n.m.	25	n.m.

Capital generation*		(28)	813	n.m.	291	n.m.

*

Please note capital generation (earnings on in-force, operating capital generation, one-time items and capital generation) for 2020 has been restated to smooth the impact of the annual lowering of ultimate forward rate and Holding funding cost.

Capital generation

		unaudited
EUR millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Americas		115	175	(34)	251	(54)
The Netherlands*		37	58	(36)	28	32
United Kingdom		44	48	(7)	56	(22)
International		42	16	n.m.	72	(41)
Asset Management		49	18	n.m.	30	62
Holding and other activities*		(66)	(76)	(14)	(57)	15

Operating capital generation*		223	238	(6)	381	(41)

*

Please note capital generation (earnings on in-force, operating capital generation, one-time items and capital generation) for 2020 has been restated to smooth the impact of the annual lowering of ultimate forward rate and Holding funding cost.

1Q 2021 Results - 9

The Hague – May 12, 2021

Operating result

Aegon’s operating result increased by 20% compared with the first quarter of 2020 to EUR 431 million. This was mainly driven by expense savings and the benefit from higher equity markets, which were only partly offset by adverse claims experience in the Americas, adverse currency movements and reclassifying the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Adjusted for this reclassification and on a constant currency basis, Aegon’s operating result increased by 32% compared with the first quarter of 2020.

The operating result from the Americas increased by 27%, or 38% on a constant currency basis, compared with the first quarter of 2020 to EUR 163 million. The main drivers were favorable equity market performance – especially in Variable Annuities and Retirement Plans – and lower addressable expenses in all lines of business. In addition, better than expected morbidity experience, mainly in Long-Term Care, contributed EUR 65 million. This was offset by EUR 138 million adverse mortality experience in Life, which was EUR 81 million worse than the first quarter in 2020. Aegon estimates that EUR 79 million of claims in the first quarter of 2021 can be directly attributed to COVID-19 as the cause of death. Aegon believes that the remaining adverse mortality experience is, to a large extent, attributable to the pandemic as well.

Aegon’s operating result in the Netherlands increased by 19% compared with the first quarter of 2020 to EUR 184 million. This was driven by higher investment margins in the Life business, growth in Mortgages and better claims experience in Workplace Solutions.

The operating result from the United Kingdom decreased by 11% compared with the first quarter of 2020 to EUR 39 million, driven by lower results from Aegon’s protection and distribution businesses. Fee revenues were broadly stable, as the favorable impact from higher equity markets was offset by net outflows in recent quarters.

The operating result from International decreased by 42% to EUR 28 million in the first quarter of 2021, reflecting the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Adjusting for this impact, the operating result decreased by 6% on a constant currency basis, as business growth and improved claims experience in Spain & Portugal and China were more than offset by a lower result in TLB and in the Asian direct marketing business.

The operating result from Aegon Asset Management nearly doubled compared with the first quarter of 2020 to EUR 75 million. The increase was mostly driven by strong performance of Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The operating result from Global Platforms also increased, mainly due to higher revenues as a result of net deposits and favorable market movements.

The operating result from the Holding amounted to a loss of EUR 59 million, mainly driven by funding expenses.

Non-operating items

The result from non-operating items amounted to EUR 50 million in the first quarter of 2021, resulting from realized gains and net recoveries on investments.

Fair value items

The gain from fair value items amounted to EUR 3 million in the first quarter of 2021. Losses on hedge programs, a result of higher equity markets and interest rates, were offset by a reduction in the Liability Adequacy Test deficit in the Netherlands. The latter was mostly driven by market movements, including mortgage spread tightening.

Realized gains on investments

Realized gains on investments amounted to EUR 31 million driven by normal trading activity.

1Q 2021 Results - 10

The Hague – May 12, 2021

Net recoveries

Net recoveries amounted to EUR 16 million, as recoveries on investments – including the unsecured loan portfolio in the Netherlands and corporate credits in the Americas – more than offset gross impairments.

Other income

Other income amounted to EUR 1 million, which included the favorable impact from an update of inflation assumptions in the Netherlands and a one-time gain in the Americas related to the sale of a small-sized Individual Retirement Account (IRA) portfolio to a third party. These offset EUR 83 million of one-time investments related to the operational improvement plan and EUR 15 million IFRS 9 / 17 project costs in the Holding.

Net result

The income tax expense amounted to EUR 96 million, while the profit before tax was EUR 482 million, resulting in a net result of EUR 386 million. The effective tax rate of 20% is below the nominal tax rate, which is mainly due to tax-exempt income and tax credits in the Americas.

Expenses

Addressable expenses decreased by 12% compared with the first quarter of 2020, or 8% on a constant currency basis, to EUR 691 million. This was driven mainly by expense initiatives as part of the operational improvement plan. Furthermore, expenses benefited from lower travel, marketing, and sales activities due to the impact of the COVID-19 pandemic. Addressable expenses in both the first quarter of 2020 and 2021 exclude expenses related to Central & Eastern Europe following the announced divestment of the business.

Operating expenses decreased by 4% compared with the first quarter of 2020 to EUR 954 million. The decline in addressable expenses, and lower IFRS 9 / 17 project costs were partly offset by EUR 83 million one-time investments related to the operational improvement plan.

Sales

Net deposits for the Group amounted to EUR 0.4 billion in the first quarter of 2021. This was the result of EUR 3.1 billion third-party net deposits in Asset Management, mainly from AIFMC. Furthermore, the United Kingdom contributed EUR 0.7 billion net deposits driven by the platform business, and the Netherlands contributed EUR 0.2 billion as a result of continued demand for defined contribution products (PPI). These were partly offset by EUR 3.6 billion net outflows in the Americas, which were mainly attributable to outflows in the large market segment of Retirement Plans.

New life sales declined by 13% compared with the first quarter of 2020 to EUR 181 million. This was mainly driven by derecognition of Central & Eastern Europe new life sales following the announced divestment of the business. Adjusting for this impact, new life sales were up 2% on a constant currency basis compared with the first quarter of 2020. This was mostly driven by higher sales in the Americas, where Indexed Universal Life sales benefited from an 18% increase in licensed agents at World Financial Group (WFG), in addition to a higher market share in this affiliate distribution channel. This was partly offset by lower sales in the Netherlands following the decision to classify the Dutch Life business as a Financial Asset and, over time close most products for new sales. Furthermore, new life sales in China were down, as a result of a decline in low-margin single premium sales through the bank channel.

New premium production for accident & health insurance decreased by 25% to EUR 55 million. This was mainly due to last year’s decision to exit the individual Medicare supplement segment in the Americas and lower market-wide demand for group disability products in the Netherlands.

New premium production for property & casualty decreased by 30% compared with the first quarter of 2020 to EUR 25 million. This was mainly driven by derecognition of Central & Eastern Europe production following the announced divestment of the business. Adjusting for this impact, sales increased by 47%, mainly as a result of higher sales in Spain & Portugal driven by the introduction of a new household insurance product.

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Market consistent value of new business

Market consistent value of new business (MCVNB) increased by 67% compared with the first quarter of 2020 to EUR 166 million. This was mainly driven by an increase in MCVNB in the Americas resulting from the repricing of variable annuity riders, as well as higher volumes and a favorable product mix in Indexed Universal Life.

Shareholders’ equity

Shareholders’ equity excluding revaluation reserves increased by EUR 1.2 billion during the first quarter of 2021, to EUR 16.7 billion – or EUR 8.03 per common share – on March 31, 2021. The increase was mainly driven by retained earnings and favorable currency movements.

Gross financial leverage

Gross financial leverage increased by EUR 0.1 billion in the first quarter of 2021, leading to gross financial leverage of EUR 6.1 billion per March 31, 2021. This increase was driven by the strengthening of the US dollar against the Euro.

The gross financial leverage ratio improved from 27.9% on December 31, 2020, to 26.7% on March 31, 2021, as the increase in leverage was more than offset by higher shareholders’ equity excluding revaluation reserves.

Cash Capital at Holding and Free Cash Flow

Aegon’s Cash Capital at Holding position increased from EUR 1,149 million to EUR 1,191 million during the first quarter of 2021, which is in the upper half of the operating range of EUR 0.5 billion to EUR 1.5 billion. Free cash flow to the Holding of EUR 75 million resulted from EUR 115 million gross remittances from the units and EUR 41 million holding funding and operating expenses. Additional proceeds of EUR 21 million from the divestment of Stonebridge were received by the Holding in the first quarter. These cash inflows were partly offset by EUR 54 million capital injections and other items, mainly to fund one-time investments related to the operational improvement plan.

Capital ratios

Aegon’s Group Solvency II ratio decreased from 196% to 194% during the first quarter of 2021, and the capital ratios of its three main units were around or above their respective operating levels at the end of the quarter. Capital generation after holding expenses amounted to EUR (28) million for the first quarter of 2021. Market movements totaled EUR (358) million and were mainly driven by the impact of interest movements in the Netherlands. One-time items amounted to EUR 107 million, as management actions in the United Kingdom as well as several other smaller items across the Group more than offset the impact of the reduction of the ultimate forward rate by 15 basis points in the Netherlands. Operating capital generation amounted to EUR 223 million, despite being impacted by adverse mortality due to the COVID-19 pandemic.

The estimated RBC ratio in the United States decreased from 432% on December 31, 2020, to 428% on March 31, 2021, and remained above the operating level of 400%. Market movements had a slight negative impact on the RBC ratio, as higher equity markets and significantly higher interest rates led to flooring of variable annuity reserves. In addition, dividend payments to the intermediate holding company reduced the RBC ratio by 8 percentage points. Operating capital generation had a positive impact, despite being impacted by adverse mortality as a result of the COVID-19 pandemic.

The estimated Solvency II ratio of NL Life decreased from 159% on December 31, 2020, to 149% on March 31, 2021, which is around the operating level of 150%. The decline resulted from the reduction of the ultimate forward rate by 15 basis points and the adverse impact from market movements on the ratio, which was driven by rising interest rates. This is a reflection of the fact that Aegon hedges on an economic basis. Real estate revaluations also had a negative impact on the ratio following a change in transfer tax. There was a partial offset from the tightening of mortgage spreads. Operating capital generation had a positive impact, which offset the EUR 25 million dividend payment to Group in the first quarter.

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The estimated Solvency II ratio for Scottish Equitable Plc increased from 156% on December 31, 2020, to 158% on March 31, 2021, and remained above the operating level of 150%. The increase was primarily driven by management actions to reduce the equity risk in the own pension scheme and the interest rate risk in the general account. In addition, operating capital generation had a positive impact. These positive impacts more than offset the impact of dividend payments to the intermediate holding company.

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Americas

Americas		unaudited
USD millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Individual Solutions		130	107	22	227	(43)
Workplace Solutions		64	32	n.m.	75	(14)
Brazil		2	3	(50)	2	(29)

Operating result		196	142	38	304	(35)
Fair value items		(63)	(717)	91	161	n.m.
Realized gains / (losses) on investments		26	12	n.m.	78	(67)
Net impairments		7	(36)	n.m.	(4)	n.m.

Non-operating items		(30)	(741)	96	236	n.m.
Other income / (charges)		(8)	(120)	93	(89)	91

Result before tax		158	(719)	n.m.	452	(65)
Income tax		(9)	177	n.m.	(53)	83

Net result		149	(542)	n.m.	399	(63)

Operating expenses		427	479	(11)	410	4
of which addressable expenses		358	420	(15)	362	(1)

Individual Solutions		3,293	3,228	2	2,908	13
Workplace Solutions		9,951	10,373	(4)	6,454	54
Brazil		22	74	(69)	24	(8)

Total gross deposits	9	13,266	13,675	(3)	9,386	41

Individual Solutions		(1,193)	(1,619)	26	(932)	(28)
Workplace Solutions		(3,135)	(87)	n.m.	(5,438)	42
Brazil		(18)	37	n.m.	(17)	(6)

Total net deposits / (outflows)	9	(4,347)	(1,669)	n.m.	(6,387)	32

Individual Solutions		83	66	27	83	—
Workplace Solutions		18	18	3	10	88
Brazil		16	14	18	22	(26)

New life sales (recurring plus 1/10 single)	9	118	97	21	115	2
New premium production accident & health insurance		50	59	(17)	22	n.m.

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Operating result

The operating result from the Americas increased by USD 54 million compared with the first quarter of 2020 to USD 196 million. The main drivers were favorable equity market performance – especially in Variable Annuities and Retirement Plans – and lower addressable expenses in all lines of business. In addition, better than expected morbidity experience, mainly in Long-Term Care, contributed USD 78 million. This was offset by USD 166 million adverse mortality experience in Life across Individual and Workplace Solutions compared with USD 68 million in the first quarter last year. Aegon estimates that USD 95 million of claims in the first quarter of 2021 can be directly attributed to COVID-19 as the cause of death. Aegon believes that the remaining adverse mortality experience is, to a large extent, attributable to the pandemic as well.

•

In Individual Solutions, the operating result increased by 22% from USD 107 million in the first quarter of 2020 to USD 130 million in the first quarter 2021. Favorable morbidity experience in Accident & Health amounted to USD 80 million, an increase of USD 60 million compared with the first quarter of 2020. This mostly related to the closed block of Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. As soon as the impacts of the COVID-19 pandemic subside, Aegon expects the number of new Long-Term Care claims to revert to normal levels. Therefore, USD 21 million has been added to reserves for underreported and unreported, but incurred claims, which will be released as these claims are reported. Furthermore, the operating result benefited from higher equity markets that, on the one hand, increased fee revenue and that, on the other hand, lowered benefits paid in Variable Annuities. All Individual Solutions lines of business benefited from lower addressable expenses. The Individual Solutions result was negatively impacted by adverse Life mortality experience of USD 157 million in the first quarter of 2021, compared with USD 67 million of adverse experience in the first quarter of 2020. Mortality experience was driven by claims at older ages in universal life products and elevated smaller claims in traditional products, and – to a large extent – attributable to COVID-19 as the cause of death.

•

In Workplace Solutions, the operating result increased by USD 32 million compared with the same period last year to USD 64 million. The main driver was from Retirement Plans with an increase of USD 29 million. This resulted mainly from lower addressable expenses, higher investment income from increasing general account balances, and higher fee revenue, as higher equity markets more than offset outflows and margin pressure. In the other lines of business, favorable morbidity experience in Medicare supplement products – due to fewer doctor visits and outpatient procedures – was partly compensated by worse than expected mortality in employee benefits universal life products, with both movements being attributed to the COVID-19 pandemic.

•

The operating result from Brazil decreased by USD 1 million to USD 2 million in the first quarter 2021, mainly due to increased claims as a result of COVID-19 and unfavorable currency movements. These were partly offset by an increase in sales and premiums as well as decreased administrative expenses.

Net result

The net result in the Americas increased from a loss of USD 542 million in the first quarter of 2020 to a profit of USD 149 million in the first quarter of 2021. The increase was driven by improvements in the result from non-operating items, lower Other charges, as well as a higher operating result.

Non-operating items resulted in a loss of USD 30 million compared with USD 741 million loss in the first quarter of 2020. The loss from fair value items of USD 63 million in the first quarter of 2021 was driven mainly by a loss of USD 111 million from the macro hedge programs. This included the adverse impact from underperformance of underlying funds, while the macro equity hedge and the recently implemented macro interest rate hedge performed in line with expectations. The gain from fair value hedges with an accounting match amounted to USD 25 million. The dynamic hedge program on GMWB variable annuities was 98% effective resulting in a small loss. This was more than offset by a gain from unhedged risks and a favorable hedge result from other lines of business. Fair value investments resulted in a gain of USD 37 million mainly from increased private equity investment valuations.

Realized gains on investments came in at USD 26 million, as normal trading activity in a low interest rate environment resulted in gains on bonds. Gross impairments of USD 4 million were more than offset by recoveries of corporate credits following successful restructuring processes, resulting in net recoveries of USD 7 million.

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Other charges of USD 8 million were largely driven by USD 35 million of restructuring expenses and one-time investments related to the operational improvement plan, which were offset by other items netting to a gain of USD 27 million, mainly from the sale of a small-sized Individual Retirement Account (IRA) portfolio to a third party.

Income taxes in the first quarter of 2021 amounted to USD 9 million, leading to a 6% effective tax rate. This is below the statutory rate of 21% due to tax exempt income and tax credits.

Expenses

Addressable expenses decreased by USD 62 million to USD 358 million in the first quarter of 2021. This decrease was driven by lower employee headcount and tighter expense management for third-party spend, as a result of expense savings initiatives. In addition, expenses benefited from reduced incentive compensation and COVID-19 pandemic induced lower expenses for travel, marketing, and sales activities.

Operating expenses decreased by 11% to USD 427 million, mainly caused by the decrease in addressable expenses. This was partly offset by higher restructuring expenses and one-time investments of USD 35 million related to the operational improvement plan, compared with USD 17 million of restructuring charges in the first quarter of the prior year.

Sales

Total net outflows increased to USD 4.3 billion in the first quarter of 2021 compared with USD 1.7 billion in the first quarter of last year. This was split between USD 3.1 billion net outflows in Workplace Solutions and USD 1.2 billion outflows in Individual Solutions.

The increased outflows in Workplace Solutions were largely attributable to USD 3.6 billion outflows in the large market segment of Retirement Plans in the first quarter of 2021. In the Middle-Market segment of Retirement Plans, where Transamerica aims to compete as a top-5 player, net deposits improved from USD 0.1 billion outflows in the first quarter of 2020, to USD 0.2 billion net deposits in the first quarter of 2021. In addition, retention efforts have led to roll-overs into IRAs resulting in USD 0.3 billion net deposits.

Net outflows in Individual Solutions improved from USD 1.6 billion outflows in the first quarter of 2020 to USD 1.2 billion outflows in the same period of this year. Outflows were mainly driven by higher net outflows in Variable Annuities, which were caused by both an increase of surrenders in part of the book, and by the repricing of products with interest rate sensitive living and death benefit riders. These were partly offset by the fourth consecutive quarter of positive net deposits in Mutual Funds, while in the first quarter of 2020, Mutual Funds saw net outflows caused by market volatility surrounding the COVID-19 pandemic.

New life sales were up by 21% to USD 118 million from USD 97 million in the first quarter of 2020. The Individual Solutions business generated new life sales of USD 83 million for the first quarter of 2021, a 27% increase compared with the same period last year. Individual Solutions increased its market-share at World Financial Group (WFG) and benefited from 18% growth of WFG’s licensed agent salesforce. The growth in market share is supported by a new funeral planning benefit for policyholders. Furthermore, new life sales increased in Workplace Solutions by 3% to USD 18 million and in Brazil by 18% to USD 16 million.

New premium production for accident & health insurance decreased by USD 9 million to USD 50 million, mainly due to last year’s decision to exit individual Medicare supplement. This was partly compensated by a 5% increase in Workplace Solutions sales to USD 47 million, which was mainly driven by growth in supplemental health products.

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Market consistent value of new business

Market consistent value of new business increased from USD 39 million in the first quarter 2020 to USD 120 million in the first quarter of 2021. Improved value of new business in Individual Solutions was mainly driven by repricing of variable annuity riders, and by higher volumes, lower underwriting expenses, and a favorable product mix in Indexed Universal Life. Moreover, Workplace Solutions’ value of new business improved, mainly from a more favorable product mix in Retirement Plans.

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The Netherlands

The Netherlands					unaudited
EUR millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Life		124	103	20	127	(3)
Mortgages		16	10	67	14	11
Bank		29	34	(13)	24	22
Workplace Solutions		15	7	n.m.	2	n.m.

Operating result		184	154	19	168	10
Fair value items		71	1,931	(96)	(624)	n.m.
Realized gains / (losses) on investments		9	3	n.m.	4	—
Net impairments		3	(20)	n.m.	5	(39)

Non-operating items		82	1,914	(96)	(614)	n.m.
Other income / (charges)		33	(12)	n.m.	488	(93)

Result before tax		299	2,057	(85)	41	n.m.
Income tax		(71)	(425)	83	(75)	6

Net result		228	1,632	(86)	(34)	n.m.

Operating expenses		199	170	17	201	(1)
of which addressable expenses		152	152	—	166	(9)

Bank		4,275	3,537	21	5,834	(27)
Workplace Solutions		213	191	12	334	(37)

Total gross deposits	9	4,488	3,728	20	6,168	(27)

Bank		31	(33)	n.m.	601	(95)
Workplace Solutions		173	152	14	310	(44)

Total net deposits / (outflows)	9	204	119	71	911	(78)

Mortgage origination		3,031	2,540	19	2,835	7
New life sales (recurring plus 1/10 single)		21	26	(21)	22	(4)
New premium production accident & health insurance		5	13	(59)	1	n.m.
New premium production property & casualty insurance		5	4	43	4	26

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Operating result

Aegon’s operating result in the Netherlands increased by 19% compared with the first quarter of 2020 to EUR 184 million. This was driven by higher investment margins in the Life business, growth in Mortgages and better claims experience in Workplace Solutions.

•

The operating result from Life increased by 20% to EUR 124 million in first quarter of 2021. This was driven mainly by higher investment margins, reflecting an increased allocation to corporate bonds and lower interest credited. In addition, expense savings initiatives led to a decrease in expenses, which more than compensated for a less favorable mortality result and a reduction in fee income from the gradual run-off of the individual life book.

•

The operating result from Mortgages increased by EUR 6 million to EUR 16 million driven by higher fees as a result of business growth. Mortgages under administration increased by 11% compared with the end of the first quarter of 2020 to EUR 56.6 billion. Furthermore, there were favorable impacts from pre-payment penalties.

•

The Bank operating result decreased by 13% to EUR 29 million, driven mainly by lower interest income from a declining unsecured loan portfolio. This more than offset higher fee income from growth in the number of fee-paying customers.

•

The operating result from Workplace Solutions increased by EUR 8 million to EUR 15 million in the first quarter of 2021. This was driven by strong performance of the non-life business due to lower claims frequency in the motor and travel business, while the comparable period last year included one-time provisions related to COVID-19.

Net result

The net result amounted to a profit of EUR 228 million, reflecting mainly the operating result and favorable non-operating items.

Non-operating items in the Netherlands amounted to a gain of EUR 82 million and were driven by fair value items. Other fair value items amounted to a gain of EUR 142 million. This was mostly driven by the positive impact of mortgage spread tightening on the result from the Liability Adequacy Test. The result from Fair value investments amounted to a loss of EUR 71 million due to real estate revaluations following a change in transfer tax.

Other income amounted to EUR 33 million driven by a favorable impact from an update of inflation assumptions. This was partly offset by one-time investments related to the operational improvement plan, as well as expenses to ensure compliance with anti-money laundering regulation.

The income tax expense amounted to EUR 71 million, while the profit before tax was EUR 299 million, resulting in an effective tax rate of 24%.

Expenses

Addressable expenses in the first quarter of 2021 remained stable compared with the same period last year at EUR 152 million. A change in the accounting treatment of mortgage administration expenses offset a decrease in employee expenses, and lower cost for contractors, external advisors and IT platforms, which all followed from expense savings initiatives.

Operating expenses increased by 17% to EUR 199 million. This was mainly driven by higher one-time investments related to the operational improvement plan. These one-time investments amounted to EUR 34 million in the first quarter of 2021.

Sales

Workplace Solutions net deposits increased by 14% to EUR 173 million in the first quarter of 2021 driven by continued demand for defined contribution products (PPI).

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Bank net deposits amounted to EUR 31 million, as growth in the number of Knab customers was largely offset by gross outflows from increased payment activity.

The mortgage production in the Netherlands increased by 19% to EUR 3.0 billion in first quarter of 2021, of which EUR 1.9 billion was related to fee-based mortgages. The increase was driven in part by the strong housing market and the increased demand for refinancing of mortgages in light of the current interest rate environment.

New premium production for accident & health insurance was down by EUR 8 million to EUR 5 million, driven mainly by lower production within the group disability segment. This was due to lower commercial activity in the market compared to the previous year. New premium production for property & casualty insurance increased by 43% to EUR 5 million, driven by better commercial momentum in all product lines except travel insurance.

New life sales decreased by 21% to EUR 21 million, as expected following the decision to classify the Dutch Life business as a Financial Asset and to over time close most products for new sales. The remaining sales mostly related to direct annuities – which remain a core product – as well as purchases of additional yearly pension increases.

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United Kingdom

United Kingdom					unaudited
GBP millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Operating result		34	38	(10)	29	20
Fair value items		(42)	125	n.m.	(48)	13
Realized gains / (losses) on investments		—	—	n.m.	—	n.m.
Net impairments		—	—	n.m.	—	n.m.
Non-operating items		(42)	125	n.m.	(48)	12
Other income / (charges)	5	(2)	(53)	96	(3)	27

Result before tax		(10)	110	n.m.	(23)	55

Income tax		—	(5)	n.m.	(8)	n.m.

Net result		(10)	105	n.m.	(31)	68

Operating expenses		99	106	(7)	97	2
of which addressable expenses		84	85	(1)	83	1

Total gross deposits*	9	3,548	2,578	38	192	n.m.

Retail		(42)	(262)	84	(310)	87
Workplace		295	410	(28)	(486)	n.m.
Institutional		583	(108)	n.m.	(2,662)	n.m.
Traditional products		(238)	(227)	(5)	(227)	(5)

Total net deposits / (outflows)	9	599	(187)	n.m.	(3,687)	n.m.

Recurring premiums annualized		7	11	(34)	7	6

New life sales (recurring plus 1/10 single)	6,9	7	11	(34)	7	6

*	Institutional deposits are included on a net basis

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Operating result

The operating result from the United Kingdom decreased by 10% compared with the first quarter of 2020 to GBP 34 million, driven by lower results from non-platform businesses. Fee revenues were broadly stable, as the favorable impact from higher equity markets was offset by net outflows in recent quarters.

The protection business was negatively impacted by adverse claims experience related to COVID-19. In the distribution business, fee revenues declined as a result of reduced demand for financial advice due to the COVID-19 pandemic and market uncertainty. Furthermore, the result from Stonebridge reduced as a result of the divestment of the business, which was closed at the end of February 2021.

The platform business benefited from the favorable impact of higher equity markets and growth in the Workplace channel, which compensated for lower fee revenues from net outflows in the Retail channel in recent quarters. Furthermore, fee revenues from the traditional pension and unit-linked business declined, resulting from net outflows due to the gradual run-off of these books.

Net result

Aegon UK reported a net loss of GBP 10 million in the first quarter of 2021, as the operating result was more than offset by a loss from non-operating items of GBP 42 million. This reflects fair value losses on hedges to protect the solvency position, and were mainly driven by higher interest rates.

Other charges amounted to GBP 2 million and included GBP 11 million of one-time investments related to the operational improvement plan. This was partly offset by one-time gains, including on the sale of Stonebridge. Furthermore, GBP 2 million of Other income related to policyholder taxes, which were fully offset by higher income taxes.

Expenses

In the first quarter of 2021, addressable expenses decreased by 1% compared with the same period last year to GBP 84 million. This was driven by expense initiatives, including lower external advisory costs, as well as lower amortization following the write-down of Cofunds intangibles in 2020. This was partly offset by higher personnel expenses to support business growth and projects.

Operating expenses decreased by 7% to GBP 99 million. This was mainly driven by lower restructuring charges related to the conversion of the traditional business to Atos’ administration platform and the completion of the Cofunds integration in 2020.

Sales

Net deposits amounted to GBP 599 million, compared with GBP 187 million net outflows in the first quarter of 2020.

Net deposits in Workplace remained positive at GBP 295 million, which was a slight decrease of GBP 115 million compared with the first quarter of last year. This was due to the termination of a low-margin investment-only scheme.

For Retail, net deposits improved to net outflows of GBP 42 million, whereas the first quarter of 2020 showed net outflows of GBP 262 million. This improvement is the result of platform proposition enhancements and strong investor sentiment.

Net deposits for the Institutional business amounted to GBP 583 million in the first quarter of 2021, which is an improvement of GBP 691 million compared to the same period last year. The institutional business is low-margin and deposits can be lumpy.

For Traditional products, net outflows amounted to GBP 238 million, which was in line with the first quarter of 2020 and with expectations as a result of the gradual run-off of this book.

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New life sales decreased by 34% to GBP 7 million, reflecting lower protection sales due to the COVID-19 pandemic.

Market consistent value of new business

MCVNB for the first quarter of 2021 amounted to GBP 27 million, which is a decrease of GBP 9 million compared with the first quarter of 2020. The decrease is primarily due to lower volumes and a less favorable mix of Workplace business, coupled with lower volumes in the Protection business causes by a reduction in market volumes during the pandemic.

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International

International					unaudited
EUR millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Spain & Portugal		15	12	19	16	(7)
China		6	4	37	5	25
TLB		14	18	(21)	9	60
Others		(7)	14	n.m.	9	n.m.

Operating result		28	49	(42)	39	(28)
Fair value items		—	(6)	93	—	n.m.
Realized gains / (losses) on investments		—	—	n.m.	7	n.m.
Net impairments		—	(2)	n.m.	(11)	n.m.

Non-operating items		—	(8)	97	(4)	93
Other income / (charges)		15	52	(72)	(16)	n.m.

Result before tax		43	93	(54)	19	n.m.
Income tax		(7)	(8)	16	8	n.m.

Net result		36	85	(58)	27	29

Operating expenses		102	102	—	108	(6)
of which addressable expenses		27	33	(17)	25	8
Addressable expenses in constant currency		27	32	(14)	25	9

Spain & Portugal		4	4	(16)	4	(9)
China		8	8	(8)	1	n.m.
Others		—	75	n.m.	77	n.m.

Total gross deposits	9	11	87	(87)	82	(86)

Spain & Portugal		—	—	n.m.	1	n.m.
China		7	7	(1)	(2)	n.m.
Others		—	31	n.m.	39	n.m.

Total net deposits / (outflows)	9	6	38	(83)	38	(83)

Spain & Portugal		12	13	(10)	12	(2)
China		39	44	(11)	15	n.m.
TLB		2	3	(30)	3	(22)
Others		1	21	(95)	23	(95)

New life sales (recurring plus 1/10 single)	9	54	81	(33)	52	4
New premium production accident & health insurance		9	7	21	12	(27)
New premium production property & casualty insurance		20	33	(38)	28	(27)

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Operating result

The operating result from International decreased by 42% to EUR 28 million in the first quarter of 2021, reflecting the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Adjusting for this impact, the operating result decreased by 6% on a constant currency basis, as business growth and improved claims experience in Spain & Portugal and China were more than offset by a lower result in TLB and in the Asian direct marketing business.

•

The operating result from Spain & Portugal was EUR 15 million, 19% higher than the first quarter of 2020. This was the result of business growth and lower life and health claims in Spain, and lower non-life claims in Portugal due to favorable weather conditions.

•	China’s operating result rose by 37% to EUR 6 million, reflecting a growing portfolio and strong critical illness sales through the broker channel.

•

TLB, the high-net-worth business, recorded an operating result of EUR 14 million, a decline of 21% compared with the prior year period, or 13% on a constant currency basis. The decrease was caused by lower surrender gains as the first quarter of last year saw elevated lapses driven by the impact of COVID-19. This was partly offset by an improved interest margin, reflecting a lower crediting rate. In addition, expense savings initiatives led to a decrease in expenses.

•

For the Other segment, the operating result declined by EUR 21 million to a loss of EUR 7 million. This was largely due to the reclassification of the result of Central & Eastern Europe from operating result to Other income. Furthermore, the run-off of the Asian direct marketing business led to a lower operating result. This more than offset the benefit from expense savings initiatives in other businesses.

Net result

The result before tax decreased by 54% to EUR 43 million in the first quarter of 2021, reflecting the lower operating result and lower Other income. Other income amounted to EUR 15 million and consisted predominantly of the result from Central & Eastern Europe, while the comparable period in 2020 benefited from the book gain on the sale of Aegon’s variable annuity joint ventures in Japan. Income tax was EUR 7 million in the first quarter of 2021. This led to a net result of EUR 36 million.

Expenses

Addressable expenses decreased by 14% on a constant currency basis to EUR 27 million in the first quarter of 2021 compared with the same period last year, reflecting the benefit from expense savings initiatives across the region.

Operating expenses were EUR 102 million in the first quarter of 2021, an increase of 5% on a constant currency basis compared with the first quarter of last year. The benefit from lower addressable expenses was more than offset by higher expenses in Central & Eastern Europe, reflecting sales and portfolio growth.

Sales

New life sales declined by 33% compared with last year to EUR 54 million in the first quarter of 2021, as last year’s first quarter still included the new life sales of Central & Eastern Europe. Adjusting for this impact, new life sales declined by 12% on a constant currency basis.

•

New life sales in Spain & Portugal declined by 10% mainly due to reduced activity in the bancassurance channel, as the COVID-19 pandemic led to lower sales of insurance policies linked to mortgage and consumer loans.

•

China recorded a decrease of 11% in new life sales, reflecting a decline in low-margin single premium sales through the bank channel, partly offset by an increase in critical illness sales through the broker channel.

•

For TLB, new life sales declined by 30% due to challenging market circumstances and the company’s decision to pivot away from traditional universal life products. TLB recently launched index-linked products in several markets to provide capital-light alternatives to its customers.

•

In the Other segment sales declined by 95%, reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business. The strategic decision to close the traditional distribution channels in India also contributed to the decrease.

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New premium production for accident & health insurance amounted to EUR 9 million, an increase of 21%. This was mainly driven by Spain & Portugal following the launch of new products. Property & casualty sales of EUR 20 million decreased by 38% due to the exclusion of sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact, sales increased by 52% as a result of higher sales in Spain & Portugal, driven by the introduction of a new household insurance product.

Net deposits amounted to EUR 6 million and showed a decrease of 83%, which was almost entirely caused by the exclusion of net deposits from Central & Eastern Europe.

Market consistent value of new business

The market consistent value of new business (MCVNB) in International increased by 17% compared with the same period last year to EUR 28 million in the first quarter of 2021. Adjusting for the exclusion of Central & Eastern Europe following the announced divestment of the business, the market consistent value of new business increased by 19% on a constant currency basis. This was mainly driven an improved business mix as well as higher interest rates in China.

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Asset Management

Asset Management		unaudited
EUR millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Global Platforms		13	9	49	20	(34)
Strategic Partnerships		62	29	n.m.	34	85
Operating result		75	38	99	53	41
Fair value items		—	(15)	n.m.	29	n.m.
Realized gains / (losses) on investments		(1)	—	n.m.	—	n.m.
Net impairments		—	—	n.m.	(1)	n.m.

Non-operating items		(1)	(15)	94	29	n.m.
Other income / (charges)		(2)	—	n.m.	(7)	73

Result before tax		72	23	n.m.	74	(3)
Income tax		(21)	(7)	n.m.	(10)	n.m.

Net result		52	16	n.m.	64	(20)

Management fees		146	124	18	136	7
Performance fees		46	14	n.m.	21	n.m.
Other		20	17	18	22	(10)

Total revenue *		212	155	37	178	19
Global Platforms		102	104	(2)	116	(12)
Strategic Partnerships		110	52	n.m.	62	78
Total revenue *		212	155	37	178	19

Operating Expenses		137	115	19	117	17
of which addressable expenses		87	91	(4)	86	1
Addressable expenses in constant currency		87	87	—	87	—
Operating Margin - Global Platforms		12.6%	8.7%	45	16.2%	(22)

General Account		4,738	8,659	(45)	6,333	(25)
Affiliate		2,160	2,658	(19)	3,312	(35)
Third Party		6,920	5,062	37	4,547	52
Global Platforms		13,818	16,379	(16)	14,192	(3)
Strategic Partnerships		32,858	27,643	19	25,855	27

Gross deposits		46,675	44,022	6	40,046	17

General Account		(2,942)	6,038	n.m.	2,741	n.m.
Affiliate		(769)	(1,065)	28	1,024	n.m.
Third Party		138	(1,671)	n.m.	997	(86)
Global Platforms		(3,572)	3,303	n.m.	4,763	n.m.
Strategic Partnerships		2,981	2,283	31	2,160	38

Net deposits		(592)	5,586	n.m.	6,923	n.m.

*	Net fees and commissions

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The Hague – May 12, 2021

Operating result

The operating result from Aegon Asset Management nearly doubled compared with the first quarter of 2020 to EUR 75 million in the first quarter of 2021. The increase was mostly driven by strong performance of Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The operating result from Global Platforms also increased, mainly because of higher revenues as a result of net deposits and favorable market movements.

•

The operating result from Strategic Partnerships more than doubled compared with the first quarter of 2020 to EUR 62 million, mainly driven by AIFMC. Performance fees for AIFMC tripled and amounted to EUR 32 million net of performance-based compensation in the first quarter of 2021. This was driven by strong performance of the New Horizons multi-asset retail fund, other recently launched retail funds, and institutional funds. Management fees for AIFMC increased by 88% compared with the same period last year to EUR 46 million, driven by higher asset balances as a result of net deposits, new fund launches and favorable equity markets. Other revenues doubled to EUR 10 million, mainly due to non-recurring items.

•

The operating result from Global Platforms increased by 49% compared with the same period last year to EUR 13 million. This resulted mainly from higher management fees as a result of third-party net deposits within the Fixed income platform during the second half of 2020.

Net results

The results before tax from Asset Management more than tripled to EUR 72 million in the first quarter of 2021. This was driven by a higher operating result and an improvement in non-operating items, as last year’s first quarter included fair value losses related to seed capital investments. The income tax expense amounted to EUR 21 million, resulting in net result of EUR 52 million and an effective tax rate of 29%.

Revenues

Total revenues increased by 37% compared with the same period last year to EUR 212 million in the first quarter of 2021. This was mostly driven by an increase in performance fees and management fees in AIFMC. Performance fees increased from EUR 14 million to EUR 46 million mainly as a result of strong investment performance of the New Horizons multi-asset retail fund, other recently launched retail funds, and institutional funds. Management fees increased from EUR 124 million to EUR 146 million, mainly driven by the Chinese joint venture AIFMC.

Expenses

Addressable expenses – which relate to Global Platforms – decreased by EUR 4 million to EUR 87 million in the first quarter of 2021, mainly driven by favorable currency movements. On a constant currency basis addressable expenses slightly decreased driven by lower administration expenses.

Operating expenses increased by 19% to EUR 137 million, driven by AIFMC from higher performance-based compensation and business growth. One-time investments related to the operational improvement plan for Global Platforms amounted to EUR 1 million.

Sales

Third-party net deposits were up by EUR 2.5 billion to EUR 3.1 billion in the first quarter of 2021, split between EUR 0.1 billion in Global Platforms and EUR 3.0 billon in Strategic Partnerships. The positive third-party net deposits in the first quarter of 2021 build on Aegon’s track record of nine consecutive years of third-party net deposits. They reflect Aegon Asset Management’s competitive performance.

The increase in net deposits in the first quarter of 2021 was largely attributable to an improvement in Global Platforms from EUR 1.7 billion of net outflows in last year’s first quarter to EUR 0.1 billion net deposits this quarter. This was in part driven by higher net deposits in the Fixed income platform as the demand for these types of investments has increased with the economic uncertainty caused by the COVID-19 pandemic subsiding. Strategic Partnerships third-party net deposits increased by EUR 0.7 billion to EUR 3.0 billion in the first quarter of 2021 driven by net deposits in AIFMC.

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Net outflows from the general account were EUR 2.9 billion in the first quarter of 2021 compared with net deposits of EUR 6.0 billion in the first quarter last year. This was largely attributable to rising interest rates, which led to a reduction in cash collateral and related money market investments in the Dutch general account in the first quarter of 2021. Net affiliates outflows decreased from EUR 1.1 billion in the first quarter of 2020 to EUR 0.8 billion, driven by the United Kingdom.

Assets under management

Assets under management increased by EUR 37 billion to EUR 381 billion compared with March 31, 2020. Third-party net inflows and favorable market movements more than offset other items, including unfavorable currency movements and the derecognition of the assets under management related to the activities in Central and Eastern Europe following the announced divestment of the business.

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Market consistent value of new business

		unaudited
EUR millions, after tax	Notes	Q1 2021	Q1 2020%		Q4 2020%
Americas		100	35	182	65	53
The Netherlands		6	(2)	n.m.	—	n.m.
United Kingdom		31	42	(25)	3	n.m.
International		28	24	17	33	(13)

Total		166	100	67	101	64

Modelled new business: APE

		unaudited
EUR millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Americas	7
		261	285	(8)	119	119
The Netherlands		168	40	314	20	n.m.
United Kingdom		542	548	(1)	337	61
International		74	93	(20)	152	(51)

Total		1,045	967	8	629	66

Modelled new business: Deposits

		unaudited
EUR millions	Notes	Q1 2021	Q1 2020%		Q4 2020%
Americas		2,353	2,671	(12)	1,888	25
The Netherlands		271	66	308	86	216
United Kingdom		—	—	—	—	—
International		8	12	(36)	3	167

Total		2,631	2,750	(4)	1,977	33

Exchange rates

	EUR/USD		EUR/GBP
	2021	2020	2021	2020
Current quarter YTD income statement (average rate)	1.2046	1.1026	0.8737	0.8612
Prior quarter YTD income statement (average rate)	1.1416	—	0.8892	—
Current quarter balance sheet (closing rate)	1.1753	1.0973	0.8519	0.8849
Prior quarter balance sheet (closing rate)	1.2236	—	0.8951	—

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Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 1Q 2021 Financial Supplement is available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 a.m. CET, with an audio webcast on aegon.com. Two hours after the conference call, a replay will be available on aegon.com.

Click to join conference call

With ‘click to join’, there is no need to dial-in for the conference call. Simply click the link below, enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Click here to connect.

Dial-in numbers for conference call

United States: +1 720 543 0214

United Kingdom: +44 (0)330 336 9434

The Netherlands: +31 (0) 20 703 8259

Passcode: 1015124

Financial calendar 2021

AGM – June 3

Ex-dividend date final dividend 2020 – June 7

Publication stock fraction final dividend 2020 – June 30

Payment date final dividend 2020 – July 7

Second quarter 2021 results – August 12

Ex-dividend date interim dividend 2021 – August 20

Publication stock fraction interim dividend 2021 – September 10

Payment date interim dividend 2021 – September 17

Third quarter 2021 results – November 11

All references to the payment of (interim) dividends are subject to any relevant board or shareholders’ resolution to distribute such (interim) dividend and barring unforeseen circumstances.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

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Notes (1 of 2)

1)

For segment reporting purposes operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies), result before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information

		First quarter 2021			First quarter 2020
		Joint ventures			Joint ventures
	Segment	and associates		Segment	and associates
EUR millions	total	eliminations	Consolidated	total	eliminations	Consolidated
Operating result after tax	357	(19)	338	311	22	333
Tax on operating result	(74)	24	(50)	(47)	15	(33)
Operating result	431	(43)	388	358	8	366
Fair value items	3	19	22	1,377	(20)	1,357
Realized gains / (losses) on investments	31	(3)	28	14	(4)	10
Net impairments	16	—	16	(59)	—	(59)
Non-operating items	50	16	66	1,333	(24)	1,309
Other income / (charges)	1	3	4	(162)	1	(161)
Result before tax	482	(24)	458	1,529	(15)	1,514
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	24	(24)	—	15	(15)	—
Income tax (expense) / benefit	(96)	24	(72)	(258)	15	(243)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(24)	24	—	(15)	15	—

Net result	386	—	386	1,270	—	1,270

Segment information

		Fourth quarter 2020
		Joint ventures
	Segment	and associates
EUR millions	total	eliminations	Consolidated
Operating result after tax	409	36	445
Tax on operating result	(70)	14	(55)
Operating result	479	22	501
Fair value items	(524)	(40)	(564)
Realized gains / (losses) on investments	76	—	76
Net impairments	(23)	1	(22)
Non-operating items	(471)	(39)	(510)
Other income / (charges)	368	14	382

Result before tax	376	(2)	374
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	2	(2)	—
Income tax (expense) / benefit	(105)	2	(103)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(2)	2	—

Net result	271	—	271

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Notes (2 of 2)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve.

5)	Included in Other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.

6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q1	Q1
	2021	2020
Employee expenses	490	521
Administrative expenses	376	404
Operating expenses for IFRS reporting	866	925

Operating expenses related to jv’s and associates	89	66

Operating expenses in earnings release	954	991

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited

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Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-IFRS-EU measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in Other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•

Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business; o Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

1Q 2021 Results - 34